Investor Update

May 21, 2002

New studies highlight benefit of Xeloda in new combination treatments for colorectal cancer
Xeloda shown to be effective and safe in combination with Eloxatin, Camptosar and Celebrex

Data presented on Roche's Xeloda (capecitabine), an oral tumor-activated chemotherapy approved as first-line monotherapy treatment of patients with metastatic colorectal cancer when treatment with fluoropyrimidine therapy alone is preferred, demonstrated effectiveness in several combination regimens. Combination of Xeloda with Eloxatin (oxaliplatin) showed an overall median survival at 16 months. The anti-tumor activity of Xeloda is also being studied in combination with other agents such as Camptosar (irinotecan), and Celebrex (celecoxib). The data were presented this weekend at the 38th Annual Meeting of the American Society of Clinical Oncology (ASCO).

Xeloda + Eloxatin (oxaliplatin)
Researchers led by Dr. Josep Tabernero of Hospital General d'Hebron in Barcelona, Spain, presented data from an international Phase II study of Xeloda in combination with oxaliplatin (XELOX) as first-line therapy for metastatic colorectal cancer. The results show an objective response rate of 55 percent with an additional 32 percent of patients having stable disease. In addition, 72 percent of patients treated with the combination of Xeloda and oxaliplatin (XELOX) were alive at one year. Median survival is 16 months, with 57 patients still alive. Median time to progression is currently 7.6 months, with 13 patients yet to progress and 3 patients still undergoing treatment. The 96 patients enrolled in the study received oral Xeloda and intravenous oxaliplatin.

A study with similar results was conducted in the U.S. led by Dr. Anthony Shields of Karmanos Cancer Institute at Wayne State University in Detroit, Michigan. The FDA is currently reviewing a new drug application (NDA) for oxaliplatin in combination with 5 fluoruracil/leucovorin for second line treatment of colorectal cancer.

Xeloda + Camptosar (irinotecan)
Researchers lead by Dr. David J. Kerr of the University of Oxford, presented results of a 33 patient Phase I/II study showing an overall response rate of 48 percent for patients treated with Xeloda and Camptosar (irinotecan). The use of Xeloda in

combination with Camptosar also stabilized the disease in 41 percent of patients. Four percent of patients had disease progression. Study participants were assigned to receive one of five increasing doses of Xeloda, and Camptosar to determine the maximum tolerated dose. The maximum tolerated dose was reached at the fourth dose level, oral Xeloda 1000 mg/m2 twice daily for two weeks with one week rest, and Camptosar IV 300 mg/m2 day one, with three weeks rest.

Researchers lead by Dr. Samit Hirawat of North Shore University Hospital in New York presented results on a Phase I study evaluating the safety of an every other week dosing regimen of Xeloda in combination with Camptosar for patients with metastatic colorectal cancer. Results of this study show the combination of Xeloda and Camptosar on the every other week schedule is well tolerated. Patients treated with the combination of Xeloda and Camptosar experienced mostly mild to moderate side effects (Grade 1 to 2) including anorexia, nausea, vomiting, diarrhea, and fatigue. One patient experienced Grade 3 diarrhea.

Camptosar is a topoisomerase I inhibitor anticancer agent indicated for first-line therapy in combination with 5-flourouracil and leucovorin (5FU/LV) to treat metastatic colorectal cancer. Topoisomerase I is an enzyme essential to cancer cell division. Inhibiting this enzyme's activity kills cancer cells.

Xeloda is the first oral drug that is enzymatically converted into the cancer-fighting substance 5-FU. The enzyme thymidine phosphorylase (TP), is higher at the site of the tumor than surrounding normal tissue. This finding has not been adequately studied in the clinical setting.

Colorectal cancer is the second leading cause of cancer mortality in the United States. More than 148,300 Americans are diagnosed with colorectal cancer every year, and an estimated 56,600 people die of the disease annually.

"The results of these studies are encouraging and highlight Xeloda's possible role in combination therapy for patients with advanced and metastatic colorectal cancer," said Georges Gemayel, Vice President, National Specialty Care Business Operation, at Roche. "Furthermore, the convenience of oral dosing with Xeloda allows patients to spend less time in the hospital and more time with their loved ones, while treating and managing their disease."

Xeloda + Celebrex (celecoxib)

Data presented by Dr. E. Lin of M.D. Anderson Cancer Center and his team show that the combination of Xeloda and Celebrex (celecoxib) significantly increased the time to tumor progression to six months, versus 3 months without Celebrex, and the rate of disease stabilization to 62.5 percent, versus 22.8 percent without Celebrex, for patients with metastatic colorectal cancer. In addition, the patients treated with the combination of Xeloda and Celebrex experienced less Grade 1 to 2 hand-foot syndrome and diarrhea. The study was a retrospective analysis of 67 patients with

metastatic colorectal cancer who were either taking Xeloda in combination with Celebrex or Xeloda monotherapy.

Celebrex is a COX-2 specific inhibitor approved for both osteoarthritis (OA) and adult rheumatoid arthritis (RA) and for the management of acute pain. Celebrex is also approved for the treatment of familial adomenal polyposis (FAP), a rare and devastating genetic disease of the colon.

About Xeloda

Xeloda is indicated as first-line treatment of patients with metastatic colorectal cancer when treatment with fluoropyrimidine therapy alone is preferred. Combination chemotherapy has shown a survival benefit compared to 5-FU/LV alone. A survival benefit has not been demonstrated with Xeloda monotherapy as with the combination chemotherapy in colorectal cancer. Use of Xeloda instead of 5-FU/LV combinations has not been adequately studied to assure safety or preservation of the survival advantage.

Xeloda (capecitabine) in combination with Taxotere (docetaxel) are indicated for the treatment of metastatic breast cancer after failure of anthracyline therapy. Xeloda is also indicated for the treatment of patients with metastatic breast cancer resistant to both paclitaxel and an anthracycline-containing chemotherapy regimen or resistant to paclitaxel and for whom further anthracycline therapy is not indicated. Resistance is defined as progressive disease while on treatment, with or without an initial response, or relapse within six months of completing treatment with an anthracycline-containing adjuvant regimen.

Xeloda is covered by Medicare.

To further improve patient safety, Roche submitted data from a clinical trial that confirmed an interaction between Xeloda and warfarin. To heighten physicians' awareness, Roche has agreed with the FDA to make the Xeloda and warfarin interaction information more prominent in a black box warning statement and support an ongoing program for physician and patient awareness of the potential interaction between Xeloda and coumarin derivative anticoagulants, such as warfarin.

Xeloda Safety Information

Xeloda is contraindicated in patients with severe renal impairment and those with hypersensitivity to 5-fluorouracil. For patients with moderate renal impairment dose reduction is required.

Patients receiving concomitant capecitabine and oral coumarin-derivative anticoagulant therapy should have their anticoagulant response (INR or prothrombin time) monitored frequently in order to adjust the anticoagulant dose accordingly. A clinically important Xeloda-warfarin drug interaction was demonstrated in a clinical pharmacology trial. Altered coagulation parameters and/or bleeding, including death,

have been reported in patients taking Xeloda concomitantly with coumarin-derivative anticoagulants such as warfarin and phenprocoumon. Post-marketing reports have shown clinically significant increases in prothrombin time (PT) and INR in patients who were stabilized on anticoagulants at the time Xeloda was introduced. These events occurred within several days and up to several months after initiating Xeloda therapy and, in a few cases, within one month after stopping Xeloda. These events occurred in patients with and without liver metastases. Age greater than 60 and a diagnosis of cancer independently predispose patients to an increased risk of coagulopathy.

Xeloda can induce diarrhea, sometimes severe. Patients with severe diarrhea should be carefully monitored and given fluid and electrolyte replacement if they become dehydrated. Incidence of grade 3 or 4 treatment-related adverse events and serious adverse events are greater in patients ^{3} 60 years of age receiving Xeloda in combination with docetaxel. Xeloda may cause fetal harm if given during pregnancy. Patients taking phenytoin concomitantly with Xeloda should be carefully monitored for plasma phenytoin levels; phenytoin dose may need to be reduced. Grade 3 and Grade 4 adverse events (^{3} 5% of patients) are hand-foot syndrome, diarrhea, nausea, vomiting, stomatitis, abdominal pain, fatigue, decreased appetite, dehydration, venous thrombosis and dermatitis.

As with any cancer therapy, there is a risk of side effects, and these are usually manageable and reversible with dose modification or interruption. Visit http://www.xeloda.com or call Roche at 800-526-6367 for full prescribing information.

Xeloda is a registered trademark of Hoffmann-La Roche Inc.

About Roche
Headquartered in Basel, Switzerland, Roche is one of the world's leading research-oriented healthcare groups in the fields of pharmaceuticals, diagnostics and vitamins. Roche's products and services address prevention, diagnosis and treatment of diseases, thus enhancing well-being and quality of life. Roche sells its products in over 170 countries.

Eloxatin (oxaliplatin) is manufactured by Sanofi.
Celebrex (celecoxib) is manufactured by Pharmacia Corporation.
Camptosar (irinotecan) is manufactured by Pharmacia Corporation.

Your IR contacts:

Dr. Karl Mahler
Tel: +41 (61) 687 85 03
email: karl.mahler@roche.com

Dr. Mathias Dick
Tel: +41 (61) 688 80 27
email: mathias.dick@roche.com

For US: Richard Simpson
Tel: +41 (61) 688 48 66
email: richard.simpson@roche.com

With best regards,
Your Roche Investor Relations Team

F. Hoffmann-La Roche Ltd
Investor Relations
Grenzacherstrasse 68 / Postfach
4070 Basel
http://ir.roche.com/

email: investor.relations@roche.com
phone: ++41 61 688 88 80
fax: ++41 61 691 00 14

DAVIS POLK & WARDWELL

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May 29, 2002

Re: **Submission Pursuant to Rule 12g3-2(b) by Roche Holding Ltd**

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

Enclosed please find a copy of the speech of Dr. Franz B Humer, Chairman and CEO of Roche to Chugai Shareholders and a presentation of New Chugai's Business plan by Osamu Nagayama, President and CEO of Chugai, both part of a recent presentation to Chugai's shareholders. These are being furnished to the Securities and Exchange Commission pursuant to Rule 12g3-2(b).

Please do not hesitate to call me if you have any questions.

Very truly yours,

Ulrika Ekman forex

Ulrika Ekman

Enclosures

May 2002	Speech of Dr Franz B Humer, Chairman and CEO of Roche to Chugai Shareholders
May 7, 2002	Business Plan for New Chugai by Osamu Nagayama, President & CEO of Chugai

Roche Holding Ltd

May 2002 - Speech of Dr Franz B Humer, Chairman & CEO of Roche to Chugai Shareholders

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Roche

Speech of Dr Franz B Humer, Chairman and CEO of Roche to Chugai Shareholders, May 2002

Good morning/afternoon, and thank you for taking the time to be here with us today.

The primary purpose of today's meeting is to present to you the business plan for the post-alliance New Chugai Pharmaceutical.

Chugai and Roche have been working on this plan since late last year, and Mr. Nagayama will be providing you with full details in today's main presentation.

I believe that when you have listened to his presentation, you will be more impressed than ever by the compelling logic of our alliance, and by the benefits it will bring to Chugai shareholders, employees and customers.

I am going to keep these opening remarks fairly brief, and I would like to begin by re-emphasizing my conviction that this alliance is a true example of a win-win situation for all parties involved.

As Chugai and Roche began to analyze our proposed alliance, we quickly realized that there was an exceptionally good fit between the two companies..

Chugai was a low-growth company with a predominantly domestic Japanese business, needing global access to ensure healthy expansion. Nippon Roche was a high-growth company with global access which needed to strengthen its position in Japan to achieve its full potential in the long term.

As Mr. Nagayama will describe in more detail, through this alliance, New Chugai will become a faster growing company, with access to global markets through the Roche group, while retaining management autonomy.

There can be absolutely no doubt that compared to a standalone scenario, this alliance will greatly enhance Chugai's shareholder value in the mid to long term.

For Roche's part, we are delighted that this alliance will enable Roche to achieve a secure foothold in Japan,the second largest pharmaceutical market.

Over the past 70 years, Nippon Roche has developed into a highly satisfactory, high-growth business with many innovative drugs to cover unmet medical needs . But looking ahead, we at Roche realized that its infrastructure needed to be strengthened, and that the only way for the company to achieve its full potential in the long term was through an alliance with an experienced Japanese partner.

It is this realization that is behind Roche's guarantee of autonomy for the New Chugai: we have been successful for 70 years, but now we recognize it is time for a new approach.

This approach mirrors in many respects the highly successful hands off approach we have taken with Genentech in the United States.

We are convinced it is vital that Chugai remain a Japanese company in order to achieve maximum success. Maintaining a listing for Chugai here in Japan is an important part of our commitment to this concept.

Furthermore, in addition to the complementary needs we identified, we also recognized that we enjoyed complementary philosophies, complementary product pipeline, and a complementary focus in our R&D efforts.

After two years of discussions between us, we have built up a strong reservoir of trust between us based on shared views on operating philosophies, corporate missions and corporate objectives.

After analyzing our product pipeline, we realized that the alliance will produce a greatly enhanced combined pipeline, that will allow the new Chugai to achieve a leadership position in important areas of unmet medical needs.

And after analyzing our respective R&D efforts, we recognized that we had a complementary focus on the fields on biotechnology and antibodies that will put the new Chugai in position to become a global leader in these fields.

As announced at our recent R&D day, we at Roche have a impressive mid term flow of new products including 138 projects in pharma research and 74 projects in pharma development. We also have 48 new molecular entities (NME) in the pipeline and over the past 12 months have increased the number of NMEs in the development portfolio by 35%. In the medium to long term, the prospects for Roche have never been more exciting, And Chugai will be able to access this portfolio for the products we intend to market in Japan.

Finally, now that we have completed the business plan that Mr. Nagayama will describe, we have realized that the operational synergies between the two companies, both top line synergies and cost synergies, are even more powerful than we had originally envisaged.

All of these factors add up to the win-win situation for both companies that I referred to.

Evidence of this can be seen in the great progress teams from both Chugai and Roche have already made in forward planning for the integration.

And let me add that, having analyzed the situation from every conceivable angle, both companies are absolutely convinced there is is an great opportunity for both.

And now before passing things over to Mr. Nagayama, let me comment briefly on some issues that have surfaced in recent months.

One of these concerns relates to the dilution caused by the third party share allocation to

Roche which is an integral part of the alliance transaction.

Our response to this concern is that dilution is a one-off phenomenon that will be overcome by faster earnings growth driven by the Nippon Roche growth engine and the synergies we have identified.

This alliance will turn Chugai into a higher growth company, and this should attract a premium in the market in the mid to long term.

I would also like to address any concerns that might exist about protection of the rights of the minority shareholders of new Chugai.

In this regard I hope I have already sufficiently emphasized that the management autonomy of new Chugai will be protected in full at all times. Let me also take this opportunity to express in the strongest possible terms that the rights of minority shareholders will also be protected at all times.

Our interests at Roche are identical to the interests of all other shareholders: we want New Chugai to achieve maximum success, and we know that to do this, it must operate autonomously as a Japanese company.

Roche is totally committed to the success of this transaction. We believe it represents the best possible way to enhance value for Chugai shareholders in the mid to long term, and to deliver maximum benefits to the company's employees and customers.

Thank you.

Roche Holding Ltd

7 May 2002 - Business Plan for New Chugai by Osamu Nagayama, President & CEO of Chugai

As Posted on Roche.com

Furnished Under Rule 12g3-2(b)
Roche Holding 82-3315

Business Plan for New Chugai

Benefits of the alliance with Roche

May 7, 2002

President & CEO Osamu Nagayama

CHUGAI

CHUGAI PHARMACEUTICAL CO., LTD.

Forward Looking Statement

This presentation may include forward looking statements pertaining to the business and prospects of Chugai Pharmaceutical Co., Ltd. (the "Company"). These statements reflect the Company's current analysis of existing information and trends. Actual results may differ from expectations based on risks and uncertainties that may affect the Company's businesses.

Today's Message

- **New Chugai business plan**
  - Four months' work by the integration teams

- **Revenue and Cost synergies**
  - Wide range of synergies identified and quantified
    - Revenue synergies at \18 bn by FY 2005
    - Labor savings at \7 bn by FY 2005
    - Other cost synergies at \4 bn by FY 2005

- **Profit growth better than expected**
  - Transaction accretive in first full year (previously 2nd year)
  - Operating profits in FY2005 of \63 bn (previously approx. 20% margin on \300 bn)

CHUGAI

Chugai will gain from the alliance with Roche...

- **Superior business model**
  - Leveraged Japanese management team
  - Improved access to international markets
  - First refusal rights

- **Top position in key areas**
  - cancer
  - renal
  - bone
  - antibodies
  - biotechnology

- **Greater profit potential**
  - Stronger product-line up and R&D pipeline
  - Powerful revenue and cost synergies

... a strategy to succeed in the globally competitive pharmaceutical industry

Shareholders will gain from the alliance…

- **New Chugai** → **Value unlocked**
  - Higher profits per share from the first full year
  - Enhanced profit growth
  - Significantly improved risk/reward profile

+

- **Gen-Probe** → **A more valuable investment**
  - Tradable investment
  - Corporate and withholding tax paid
  - Participate in future up-side potential

+

- **Cash** → **A substantial premium**
  - Approx. 10% tender offer at \2,136/share (ex. Gen-Probe)

=

…enhanced shareholder value

CHUGAI

Business Plan for New Chugai

Financial Targets for New Chugai

- **Higher revenues:** FY2005 Net Sales \315 bn
  (\15 bn higher than previous target)
- **Higher operating profits:** □FY2005 operating profits of \63 bn
  (higher than previous target)
- **Accretive in first full year:** □FY2003 operating profits per share to overtake stand-alone Chugai
  (1 year earlier than previous target)

CHUGAI

Operational Targets for New Chugai (FY 2005)

- **Increased market share**:
  Secure 5% market share as Japan's #4 ethical drug company

- **Leader in important therapeutic areas:**
  Secure top position in Cancer/Renal/Bone areas

- **Stronger pipeline:**
  Maintain over 20 promising compounds in development

CHUGAI

Shift to High-Growth Business Model

Accretive by FY2003, then enhanced growth



Operating profits per share
(\)
120
100
80
60
New Chugai
116
101
83
68**
84 1
82
82
92
95
Chugai Stand-alone* 2
* Excluding Gen-Probe
** Based on average shares issued during FY (fully diluted)
FY2001E
FY2002E
FY2003E
FY2004E
FY2005E

1:Downward revision of previous forecast

2:Shares outstanding assumed to be 301.6 mn for Chugai stand-alone case and 543.9 mn for New Chugai

Three Synergistic Benefits of the Alliance


Revenue Synergies
R&D Synergies
Cost Synergies

CHUGAI

Revenue Synergies 1: Synergy Breakdown

Revenue synergies will allow
New Chugai to realize sales of \315 bn by FY 2005


Revenue synergies
\18 bn
Chugai/Nippon Roche
Stand-alone
\297 bn
FY2005E

- Synergy from Nippon Roche products \11.5 bn
- Synergy from Chugai products \6.5 bn

Revenue Synergies 2: Sales Productivity to Improve

More efficient use of existing MRs

Strategic Focus

Strategic allocation of resources to 5 "Focus Areas"

+

Coverage

Increased client coverage via strategic reallocation of MRs

Doctor coverage 120,000→150,000

+

Penetration

Increased coverage combined with more MRs carrying more products will increase efficiency of visits

Number of Details 4,700,000→6,500,000

CHUGAI

Revenue Synergies 3 - One Example: Oncology Strategic Focus

Expansion of oncology drug line-up, and synergistic extension of supportive therapeutics



Rituxan
AHM
MRA
Blood tumor
malignant lymphoma
leukemia
multiple myeloma
etc.
Furtulon
Herceptin
Picibanil
Femara
Xeloda
Tarceva
CHC12103
Solid tumor
breast cancer
lung cancer
gastric cancer
ovarian cancer
colon cancer
bladder cancer
etc.
Supportive
Leukopenia
Nausea/Vomit
Hypocalcemia
Bone metastasis
Neutrogin
Kytril
CAL
launched:
development:

Refer to renal and bone-related disease examples in appendix PP. 31 and 32

Cost Synergies 1: Cost Structure to Improve

Revenue growth combined with synergistic cost reductions will allow New Chugai to achieve a 20% operating profit margin.



Net Sales
\297 bn
13.5%
Revenue synergies
Net Sales
\315 bn
16.5%
Cost Synergies
Net Sales
\315 bn
(Percentage of Sales)
34%
COGs
29%
SG&A
17%
R&D
20%
Op. profit
Combination FY 2005 without synergies (est.)
New Chugai FY 2005 with synergies (target)

Key Measures:

- Reduce employees by 650 to a total of 4,700 compared to FY2005 combination of Chugai and Nippon Roche without synergies.
- Establish Utsunomiya and Fujieda as New Chugai's primary production facilities and consolidate the other 5 facilities into 2 plants.
- Integrate HQ function and sales offices into Chugai's current facilities.
- Close the Takada research facility, reorganize the Tsukuba research facility and bring the total number of worldwide research facilities to 4.

Cost Synergies 2: Optimization of Headcount

Because of the synergistic effect of the merger, personnel increases will not be necessary, and through attrition, a staffing level of 4,700 will be achieved



Staff Reduction of 650: \7 bn in synergies
- 410
New Chugai 4,700
FY 2005 (target)
5,110
Nippon Roche 1,590
Chugai 3,520
FY 2001 (actual)
5,350
Nippon Roche 1,860
Chugai 3,490
FY 2005 without synergies (est.)

CHUGAI

Cost Synergies 3: Integration of Facilities

Facilities will be reduced by over 40%, and over \4 bn of cost synergies will be created

Current facility locations

Chugai	Nippon Roche
● Plant	○ Plant
★ Research Facility	☆ Research Facility
▲ Sales Branch	△ Sales Branch
■ HQ	□ HQ



Facilities Integration

Plants
7 → 4

Research facilities
6 → 4
(inc. 1 in overseas)

Sales Branches
24 → 13[1]

Sales Offices
95 → 55[1]

HQs
2 → 1

Total: 134 → 77

[1] Obtainable number of facilities at the time of merger

R&D Synergies 1: Pipeline to Improve

Xeloda[2] *(Breast cancer)*
Pegasys[2] *(Hepatitis C)*
Femara (Breast cancer)
Renagel (Hyperphosphatemia)
Raloxifene (Osteoporosis)
MRA (Castleman's disease)
AVS (Subarachnoidal hemorrhage)

Tarceva (Lung cancer)
2nd generation EPO (Anemia)
Xenical[2] *(Obesity)*
NK-1 (Depression)
Bonviva (Osteoporosis)
FS-69 (Image enhancement)
BO-653 (Post PTCA Restenosis)
CAL (Bone metastasis)
CHC12103 (Breast cancer)
AHM (Multiple myeloma)
MRA (Rhematoid Arthiritis)
GM-611 (GERD)
VAL (Liver regeneration)

R450 (Stress incontinence)
ED-71 (Osteoporosis)
CHS13340 (Osteoporosis)

New Chugai R&D
+
Roche group R&D[1]

Expected Launch Time: 2002 → 2010

Blue: Nippon Roche Compounds, Green: Chugai Compounds

[1] Roche Group's global pipeline including licensed-in products from Genentech and others
[2] Already launched outside Japan

CHUGAI

R&D Synergies 2: Research Efficiency to Improve

Nippon Roche
- Cancer Research
- Medicinal Chemistry

Chugai
- Bio-pharmaceuticals
  Antibody Technology
  (medical antibody research)
- Transgenic Technology
- Vitamin D Derivatives
- Protein Production

Roche Group
- Genomic Research
- Informatics
- Bio-pharmaceuticals
- Therapeutic
- Protein Production

Integration
- Strong cancer research base
- Strengthened chemistry capability
- **Antibody** research acceleration
- Vitamin D derivatives potential to cancer

Collaboration
- Information and technology exchange
- Efficient resource usage
- Cooperation in protein production
- Co-target identification projects

CHUGAI

Summary

- Revenue and Cost synergies
  - Revenue synergies at \18 bn by FY 2005
  - Labor savings at \7 bn by FY 2005
  - Other cost synergies at \4 bn by FY 2005

- Profit growth better than expected
  - Transaction accretive in first full year (previously 2nd year)
  - Operating profits in FY2005 of \63 bn (previously approx. 20% margin on \300 bn)

CHUGAI

CHUGAI

Roche A member of the Roche group

Appendix: Progress to Date

Preparations for the Distribution of Gen-Probe Shares

Listing

- In discussion with AMEX, NASDAQ and NYSE
- Restructured US subsidiaries on March 28, 2002 (separated Gen-Probe and US pharmaceutical subsidiary)
- Filed Form 10 with SEC on April 2, 2002

Distribution

- Mellon Investor Services will be retained as Gen-Probe's transfer agent
- Gen-Probe shares will be distributed through the Direct Registration System (DRS) to registered Chugai shareholders on the record date of July 31st
- Details on procedure will be announced upon the confirmation of the distribution schedule and the appointment of eligible securities houses in Japan

CHUGAI

Direct Registration System (DRS)

- Direct Registration System (DRS) :
  - is standard for shareholder record keeping of US companies
  - allows shares to be owned, recorded, and transferred electronically without having a physical stock certificate issued
  - relieves shareholders from responsibility of keeping track of stock certificates, and protects from the risk of losing or being stolen

- Mellon Investor Services, as transfer agent of Gen-Probe, will maintain Gen-Probe's books and records and will exercise various transactions with instructions from shareholders

- Generally, Japanese shareholders will be required to trade foreign securities through a foreign securities trading account with a Japanese-licensed securities company, and therefore, will need to transfer their shares in the DRS to an account at a designated securities house if they wish to sell

CHUGAI

Status of the Integration Process

Integration planning is moving forward smoothly, with regular meetings being held on a wide-range of issues

- **Issues decided (highlights)**
  - Organization framework (head office system)
  - Personnel management system (completely performance-based)
  - Accounting methods (international accounting standard reporting)
  - Information network, head office building, company logo and others

- **Joint integration committee**
  - Top level steering committee (met 9 times)
  - Integration team in each sector function (10 teams)
  - Over 400 integration team meetings held

- **Intra-company communication**
  - Regular publication of "Joint Integration News"
  - Regular information through both companies' intranets

Joint Integration Committee



[redacted]
Omnibus Office
• Rx business office
• Management office
• PR/IR office
Alliance task force
Business plan team
Rx business teams
Management teams
Research team
Development team
Production team
Sales/ Medical information team
Regulatory/ Legal team
Personnel/ Labor/ Organization team
Accounting/ Finance/ Budget team
Information Infrastructure team
General Affairs team
WG

CHUGAI

Major Task Themes

Research team	Investigation of research themes, intellectual property, management system for research and others
Development team	Project team, clinical development organization, evaluation/decision process, information system for development and others
Production team	Production/logistics system, inventory control,purchase control, packaging change, production control system and others
Sales/medical information team	(Sales) sales organization, strategies for product/customer/wholesaler, MR training, claim process and others (Medical info.) medical info. organization, post-marketing severance/development, inquiry system, other management system and others
Regulatory/ legal team	Medical regulatory response, approval response, GCP organization/control system, GLP control system, quality control system and others
Personnel/labor organization team	Organization/staff, personnel system/labor condition, welfare program, retiring benefit/pension/fund, human resource information system and others
Accounting/ finance/budget team	Financial accounting, financial closing, budgetary, accounting system and others
Information infrastructure team	System integration, information system organization, e-mail, information infrastructure and others
General affairs team	AGM, asset handling, risk management, business conduct guideline/environment management and others
Comprehensive office	In-house PR activities, perception/vision sharing, logo, decision making system and others

CHUGAI

New Chugai: Organizational Chart



President
Executive Committee
CEO's Office
Planning & Management Staff
Rx Business staff
Research Div.
Clinical Development Div. 1
Clinical Development Div. 2
Rx Promotion Div.
Technical Div.
Production Div
Sales Div.
International Div.
Healthcare Company

Mission Statement ①

- **Mission**

Chugai's mission is to dedicate itself to adding exceptional value through the creation of innovative medical products and services for the benefit of the medical community and human health around the world.

Mission Statement ②

- **Core Values**
  - The primary focus of all our activities is patients and consumers.
  - In all our activities we are committed to the highest ethical and moral standards.
  - We value employees who develop profound expertise and broad perspectives and pursue innovation and challenges without fear of failure.
  - Wherever we operate around the world we seek to understand and respect people and cultures and to behave as good corporate citizens.
  - We promote an open and active corporate culture that respects individuality, ability and teamwork.
  - We care about the global environment.
  - We aim to achieve a fair return for our shareholders and to disclose information appropriately and in a timely manner.

CHUGAI

Mission Statement ③

- **Envisioned Future**

  As a most important member of the Roche group, we aim to become a top Japanese pharmaceutical company by providing a continuous flow of innovative new medicines domestically and internationally.

CHUGAI

Sales Synergies - An Example: Renal Disease Field

Expansion of drug line-up and development pipeline as a leading company in dialysis area



Primary disease
• diabetic kidney disease
• chronic nephritis
• etc
In-house research and license-in
Disease development
Complications of dialysis
• renal osteodystrophy
• renal anemia
• secondary hyperparathyroidism
• hyperphosphatemia
• etc
2nd generation EPO
Renagel
Alfarol
Epogin
Oxarol
Blutal
Rocaltrol
launched:
development:
Conservative period
Late-phase (dialysis)
Renal failure

Sales Synergies - An Example: Bone-Related Disease Field

Development and expansion of osteoporosis market
by broad products portfolio



SERM
Raloxifene
Bisphosphonate
Bonviva
Alfarol
Rocaltrol
Vitamin D
ED-71
CHS13340
Anabolic hormone
launched:
development:

CHUGAI